SECURITIES AND EXCHANGE COMMISSION

06007053

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDonnell, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Kenilworth Ave.

(No. and Street)

Kenilworth	IL	60043
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 6 2006 WASH. D.C. 152

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Shapiro, CPA 847-679-4552

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.

(Name – *if individual, state last, first, middle name*)

14300 Ravinia, Suite 200	Orland Park	IL	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 1 6 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter McDonnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDonnell, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARY ANN DOHERTY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4-2-2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDONNELL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

CONTENTS

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Board of Directors
McDonnell, Inc.
Kenilworth, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of McDonnell, Inc. as of December 31, 2005, and the related statements of operations and comprehensive income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDonnell, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9-10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador + Co., Ltd.

February 16, 2006
Orland Park, Illinois

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

McDONNELL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$	7,457
Accounts receivable		3,108
Exchange membership, at cost		38,216
Furniture and equipment, less accumulated depreciation of $140,136		4,232
Marketable securities		11,379
Total assets	$	64,392

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,521
Shareholder's equity:		
Common stock, no par value, 1,000 shares authorized, 203 shares issued and outstanding		372,500
Additional paid-in capital		27,000
Accumulated deficit		(344,858)
Accumulated other comprehensive income: Unrealized gains on marketable securities		5,229
Total shareholder's equity		59,871
Total liabilities and shareholder's equity	$	64,392

See notes to financial statements.

McDONNELL, INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions	$ 61,708	
Dividends and interest	408	
Total revenues		$ 62,116
Expenses:		
Employee compensation and benefits	4,571	
Execution costs, including brokerage, exchange and clearance fees	12,071	
Communication expenses	702	
Occupancy costs	15,413	
Other operating expenses	33,713	
Total expenses		66,470
Net loss		(4,354)
Other comprehensive income:		
Unrealized gains on marketable securities:		
Unrealized holding gains arising during the year		5,229
Comprehensive income		$ 875

See notes to financial statements.

McDONNELL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income
Balances at beginning of year	203	$ 372,500	$ 27,000	$ (279,093)	$ -
Distributions	-	-	-	(61,411)	-
Comprehensive income:					
Net loss	-	-	-	(4,354)	-
Unrealized gains on marketable securities	-	-	-	-	5,229
Balances at end of year	203	$ 372,500	$ 27,000	$ (344,858)	$ 5,229

See notes to financial statements.

McDONNELL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:				
Net loss	$	(4,354)		
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation		4,912		
Changes in operating assets and liabilities:				
Decrease in deposit with clearing firm		31,207		
Decrease in accounts receivable		13,235		
Decrease in accounts payable and accrued expenses		(1,346)		
Net cash provided by operating activities			$	43,654
Cash flows from investing activities:				
Purchase of marketable securities		(6,150)		
Purchase of furniture and equipment		(2,337)		
Net cash used by investing activities				(8,487)
Cash flows from financing activities:				
Distribution to shareholder				(61,411)
Net decrease in cash				(26,244)
Cash at beginning of year				33,701
Cash at end of year			$	7,457

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

McDonnell, Inc. (the "Company") (an Illinois corporation) is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is an executing broker for transactions on the Chicago Mercantile Exchange. It introduces its customer business in securities and commodities to other brokers who clear and carry the customer transactions.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual amounts could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Depreciation

Furniture and equipment is stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 2. MARKETABLE SECURITIES

Marketable securities consist of equity securities classified as available-for-sale. The marketable securities are stated at fair value, with the unrealized holding gains reported as other comprehensive income.

Marketable securities at December 31, 2005 are summarized as follows:

	Cost	Gross Unrealized Gains	Fair Value
Equity securities	$ 6,150	$ 5,229	$ 11,379

The equity securities can only be sold by the Company subject to the restrictions of the related voting trust agreement.

NOTE 3. CASH FLOW INFORMATION

During the year ended December 31, 2005, the Company paid cash of $700 for income taxes.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company's accounts receivable are maintained by one clearing organization. The Company manages this risk by monitoring the performance of the clearing organization.

NOTE 5. CONTINGENCY

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of $6,044 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

SUPPLEMENTARY INFORMATION

McDONNELL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Total shareholder's equity	$	59,871
Additions:		
Allowable subordinated liabilities		-
Total capital and allowable subordinated liabilities		59,871
Deductions:		
Non-allowable assets		
Exchange membership		38,216
Furniture and equipment, net		4,232
Investment not readily marketable		11,379
Net capital before haircuts on securities		6,044
Haircuts on securities:		
Other securities		-
Net capital		6,044
Net capital requirements (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	1,044
Aggregate indebtedness:		
Total liabilities per statement of financial condition	$	4,521
Percentage of aggregate indebtedness to net capital		74.80 %

Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2005)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	11,271
Audit adjustments		(5,227)
Net capital per above	$	6,044

McDONNELL, INC.

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (K)(2)(B) of that rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Board of Directors
McDonnell, Inc.
Kenilworth, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of McDonnell, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and minimum financial requirements pursuant to Regulation 1.17 as an introducing broker and in determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

4. Making the daily computations of the segregation requirements of the Commodity Exchange Act and regulations there under and the segregation of funds based on such computations because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that the Company had no reporting requirements because it did not transact a business in securities directly with, or for, other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2005, no facts came to our attention that indicate that such conditions of exemption from Rule 15c3-3 were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's and the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of McDonnell, Inc. to achieve all the divisions of duties and cross-checks generally included in internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Mulcahy, Pannitsch, Salvador + Co, Ltd.

February 16, 2006
Orland Park, Illinois